UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section l5 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

Commission File Number 000-24503

Whidbey Island Bank 401 (k) Plan

WASHINGTON BANKING COMPANY

450 SW Bayshore Drive
Oak Harbor, Washington 98277

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

WHIDBEY ISLAND BANK 401(K) PLAN

Report of Independent Registered Public Accounting Firm
and Financial Statements
with Supplemental Information

December 31, 2003 and 2002

WHIDBEY ISLAND BANK 401(K) PLAN
TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits

     Statement of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

SUPPLEMENTAL INFORMATION

     Form 5500, Schedule G and Required Portions of Schedule H

EXHIBITS

     23 Consent of Independent Accountants

SIGNATURES	1 2 3 4-7 8-9 10 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administration CommitteeWhidbey
Island Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan ("the Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) .. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP/s/

Bellingham, Washington
June 3, 2004

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WHIDBEY ISLAND BANK 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS
	2003	2002
Assets
Investments	$6,422,157	$4,162,982
Participant loans	95,872	8,288
Contribution receivables
Participant contributions	33,910	25,440
Employer contributions	7,193	5,696

	41,103	31,136

Net Assets Available for Benefits	$6,559,132	$4,202,406

See accompanying notes to these financial statements.

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WHIDBEY ISLAND BANK 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions to Net Assets Attributed to:
Investment Income
Dividends on Company stock	$34,197
Interest on participant loans	1,975
Interest on guaranteed investment contracts	1,744
Net appreciation in fair value of investments	1,325,326

1,363,242

Contributions
Employer	176,496
Participant
Salary deferral	808,186
Rollover	164,995

1,149,677

Total additions to net assets	2,512,919

Deductions From Net Assets Attributed to:
Benefits paid to participants	135,667
Administrative expenses	20,526

Total deductions from net assets	156,193

Net Increase in Net Assets Available for Benefits	2,356,726

Net Assets Available for Benefits, beginning of year	4,202,406

Net Assets Available for Benefits, end of year	$6,559,132

See accompanying notes to these financial statements.

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WHIDBEY ISLAND BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank”) and (the “Sponsor”)and Washington Funding Group, Inc, wholly owned subsidiaries of Washington Banking Company, and the Sponsor’s subsidiary, WIB Financial Services, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

Employer Contributions – The Bank matches 50% of each participant’s elected contributions, up to 5% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing one thousand hours of service.

Participant Elected Contributions – All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.

Participant Accounts – Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures. Plan earnings, profit-sharing forfeitures of terminated employees’ nonvested accounts and Plan expenses are allocated based on each participant’s account balance.

Vesting – Participants are fully vested in their participant elected and employer-matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.

Investment Options – The Plan trustees established investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments.

          Participants may change their investment options at any time.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

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WHIDBEY ISLAND BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits – On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.

Administrative Expenses – All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly. The Sponsor paid a portion of the expenses in 2003.

Plan Termination – Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving sixty days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.

Loans – Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 6.00% to 6.75%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:

Basis of Accounting –The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares held in Separate Pooled Accounts with Principal Financial Group ("Prinicpal") are valued at the net asset value of shares held by the Plan at year-end.

Net appreciation (depreciation) of pooled separate accounts includes interest, dividends realized and unrealized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Guaranteed investment contracts are stated at contract value, which represent contributions made under the contract, plus earnings at contract rates, less participant withdrawals and administrative expenses.

Benefit Payments –Benefits are recorded when paid.

Federal Income Tax – The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

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WHIDBEY ISLAND BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 3 – INVESTMENTS

Investment –The Plan’s investments, excluding Sponsor common stock held by Security Trust Company, are held under a group annuity contract with Principal. Principal maintains contributions in pooled separate accounts and guaranteed investment contracts, at the direction of Plan participants. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.

        The following is a summary of investments other than participant loans at December 31, 2003 and 2002:

	2003 Fair Value		2002 Fair Value
Investments at fair value as determined by quoted market price:
Washington Banking Company common stock	$2,034,742	*	$1,413,843	*
Shares of pooled separate accounts
Janus Advance Capital Appreciation	494,803	*	388,124	*
Principal Partners Mid-Cap Value **	488,748	*	305,970	*
Fidelity Advance Mid Cap	436,540	*	287,660	*
Principal Partners International **	427,981	*	235,117	*
Principal Money Market	421,047	*	418,699	*
Principal Partners Mid-Cap Growth **	374,681	*	268,845	*
Principal HQ Int-TM Bond	334,083	*	216,581	*
Putman Equity Inc.	247,718		129,966
INVESCO Small Company Group	210,133		136,877
American Century Small Company Value	137,257		65,678
Principal Medium Company Blend	118,067		76,467
Principal Partners Large-Cap Blend	107,534		64,632
Principal Total Market Stock Index	101,029		40,261
Putman High Yield Trust	89,220		14,158
Russell LifePoints Aggressive Strategy	83,805		47,365
Russell LifePoints Balanced Strategy	75,171		681
Russell LifePoints Equity Aggressive Strategy	74,057		5,303
Russell LifePoints Moderate Strategy	50,608		7,510
Russell LifePoints Conservative Strategy	19,568		5,666
Guaranteed Interest Accounts	60,156		33,579
Cash and Cash Equivalents	35,209		—

	$6,422,157		$4,162,982

*Investment represents 5% or more of net assets available for benefits.

** These pooled accounts were subject to name changes during 2003. These accounts were known as American Century Value, Fidelity Advance Overseas and Janus Advance Mid-Cap Growth, respectively, at December 31, 2002.

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WHIDBEY ISLAND BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 3 – INVESTMENTS (Continued)

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
2003
Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$533,720
Pooled separate accounts	792,304
Guaranteed investment contracts	(698)

Net unrealized appreciation in fair value	$1,325,326

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of separate pooled accounts managed by Principal Financial Group. Principal Financial Group is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the common stock of Washington Banking Company.

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SUPPLEMENTAL INFORMATION

WHIDBEY ISLAND BANK 401(K) PLAN
EIN NUMBER 91-0726237
PLAN NUMBER 001
FORM 5500, SCHEDULE G AND REQUIRED PORTIONS OF SCHEDULE H
DECEMBER 31, 2003

FORM 5500, REQUIRED PORTIONS OF SCHEDULE H

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(a)	(b) Issuer	(c) Investment Description	(d) Cost**	(e) Current Value
Shares	of pooled separate accounts:
*	Principal Life Insurance Company	Janus Advance Capital Appreciation, 23,038 units	**	$ 494,803
*	Principal Life Insurance Company	Principal Partners Mid-Cap Value, 23,260 units	**	488,748
*	Principal Life Insurance Company	Fidelity Advance Mid Cap, 14,363 units	**	436,540
*	Principal Life Insurance Company	Principal Partners International, 19,002 units	**	427,981
*	Principal Life Insurance Company	Principal Money Market, 9,623 units	**	421,047
*	Principal Life Insurance Company	Partners Mid-Cap Growth, 24,872 units	**	374,681
*	Principal Life Insurance Company	Principal HQ Int-TM Bond, 23,441 units	**	334,083
*	Principal Life Insurance Company	Putnam Equity, Inc., 8,979 units	**	247,718
*	Principal Life Insurance Company	INVESCO Small Company Group, 6,213 units	**	210,133
*	Principal Life Insurance Company	American Century Small Company Value, 6,168 units	**	137,257
*	Principal Life Insurance Company	Principal Medium Company Blend, 2,426 units	**	118,067
*	Principal Life Insurance Company	Principal Partners Large-Cap Blend, 5,989 units	**	107,534
*	Principal Life Insurance Company	Principal Total Market Stock Index, 10,598 units	**	101,029
*	Principal Life Insurance Company	Putnam High Yield Trust, 7,246 units	**	89,220
*	Principal Life Insurance Company	Russell LifePoints Aggressive Strategy, 7,293 units	**	83,805
*	Principal Life Insurance Company	Russell LifePoints Balanced Strategy, 6,072 units	**	75,171
*	Principal Life Insurance Company	Russell LifePoints Equity Aggressive Strategy, 6,846 units	**	74,057
*	Principal Life Insurance Company	Russell LifePoints Moderate Strategy, 3,974 units	**	50,608
*	Principal Life Insurance Company	Russell LifePoints Conservative Strategy, 1,494 units	**	19,568
*	Principal Life Insurance Company	Guaranteed Investment Contracts	**	60,156
Charles Schwab		Cash and Cash Equivalents	**	35,209
* Washington Banking Company		Common Stock, 125,061 shares	**	2,034,742
* Participant Loans		Rates ranging from 6.00% to 6.75%, collateralized by participant's vested equity accounts	—	95,872

        * Indicates party in interest
        ** Historical cost information not required for participant directed accounts

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within the Plan Year)

      No reporting required.

Schedule of Reportable Transactions

      No reporting required.

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WHIDBEY ISLAND BANK 401(K) PLAN
EIN NUMBER 91-0726237
PLAN NUMBER 001
FORM 5500, SCHEDULE G AND REQUIRED PORTIONS OF SCHEDULE H
DECEMBER 31, 2003

FORM 5500, SCHEDULE G

PART I

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

      No reporting required.

PART II

Schedule of Leases in Default or Classified as Uncollectible

      No reporting required.

PART III

Schedule of Nonexempt Transactions

      No reporting required.

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EXHIBITS

23 Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 28, 2004

WHIDBEY ISLAND BANK 401 (k) PLAN

By	/s/ Michal D. Cann
Michal D. Cann, Trustee
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